FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company
Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2000 Estimated average burden hours per response 0.5

(Print or Type Responses)

1. Name and Address of Reporting Person* Rector Brenda B.	2. Issuer Name and Ticker or Trading Symbol Province Healthcare Company (PRHC; PRV effective 6/5/02)		6. Relationship of Reporting Persons to Issuer (Check all applicable)

(Last) (First) (Middle) 105 Westwood Place, Suite 400	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	4. Statement For Month/Year 5/2002	☐ Director ☒ Officer (give title below) Vice President and Controller	☐ 10% Owner ☐ Other (specify below)
(Street) Brentwood, TN 37027		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More Than One Reporting Person
(City) (State) (Zip)

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	5/1/02	S		5,625	D	$25.85 per share	10,383 shares (See Note 1)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (3-99)

FORM 4 (continued)
Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transac- tion Date (Month/ Day/Year)	4. Transac- tion Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercis- able	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Options	$21.08	3/13/02	A	V	6,825		3/13/02	3/13/12	Common Stock	6,825		6,825	D
Employee Stock Options	$23.50	5/22/02	A	V	20,475		5/22/02	5/22/12	Common Stock	20,475		20,475	D
Explanation of Responses:

Note 1: The number of securities beneficially owned at the end of the month has been adjusted to reflect a 3-for-2 stock split on April 30, 2002.

/s/ Brenda B. Rector	6/10/02

**Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Page 2 SEC 1474 (3-99)